May 5, 2009

Mr. Jack K. Heilbron
Chief Executive Officer
NetREIT
1282 Pacific Oaks Place
Escondido, CA 92029-2900

> **Re:** **NetREIT**
> **Form 10**
> **Filed May 6, 2008, as amended on September 5, 2008 and**
> **December 31, 2008**
> **File No. 001-39049**

Dear Mr. Heilbron:

We have reviewed your response letter dated May 1, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements and Notes

Note 2 – Significant Accounting Policies

Property Acquisitions, pages 62-63

1. We have read your response to comment three and note that you have not acquired land but rather a purchase option to acquire the land at a future date, which is contract-based intangible asset. Please confirm and amend your disclosures to clearly state that the $1.4 million represents the portion of the purchase price allocated to this purchase the option. Provide your basis for

assigning an indefinite life and clarify the asset underlying the purchase option is a non-amortizable asset. In addition, provide the required disclosures for indefinite-lived intangible assets, including your impairment policy under paragraph 17 of SFAS 142. In this regard, you should also address how the probability of exercising this purchase option is included in your consideration of fair value.

* * * *

As appropriate, please amend your filing and respond to these comments within ten (10) business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Bruce J. Rushall, Esq.
        Rushall & McGeever
        Via facsimile (760) 438-3026